UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MILLENNIUM INDIA ACQUISITION COMPANY INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

60039Q101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) PN

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) PN

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	60039Q101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nicholas J. Singer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN

CUSIP NO.	60039Q101

Item 1.

(a)	Name of Issuer
Millennium India Acquisition Company Inc. (the “Issuer”)
(b)	Address of Issuer's Principal Executive Offices
330 East 38th Street, Suite 40H, New York, New York 10016

Item 2.

(a)	Name of Person Filing

This statement is filed by: (i) Standard General Master Fund L.P. ("Standard General Master Fund"); (ii) Standard General L.P. ("Standard General") the investment manager of Standard General Master Fund; (iii) Soohyung Kim ("Mr. Kim"), a co-managing member of Standard General Management LLC, a Delaware limited liability company ("Standard General Management"), which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund, and (iv) Nicholas J. Singer ("Mr. Singer"), a co-managing member of Standard General Management. In addition, Mr. Kim and Mr. Singer have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership. Standard General Holdings, L.P. is the general partner of Standard General.
Standard General, Standard General Master Fund, Mr. Kim and Mr. Singer have entered into a Joint Filing Agreement, a copy of which was filed with the Schedule 13G on February 17, 2009, as Exhibit 99.1, pursuant to which they have agreed to file this Amendment No. 1 to such Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of Standard General, Standard General Master Fund, Mr. Kim and Mr. Singer is 650 Madison Avenue, 23rd Floor, New York, NY 10022.
(c)	Citizenship
Standard General is a Delaware limited partnership. Standard General Master Fund is a Cayman Islands limited partnership. Mr. Kim and Mr. Singer are United States citizens.
(d)	Title of Class of Securities
Common Stock, par value $0.0001 per share (“Common Stock”)
(e)	CUSIP Number
60039Q101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

     If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP NO.	60039Q101

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    1. Standard General L.P.

(a)	Amount Beneficially Owned
0
(b)	Percent of Class
0.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
0

    2. Standard General Master Fund L.P.

(a)	Amount Beneficially Owned
0
(b)	Percent of Class
0.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
0

CUSIP NO.	60039Q101

    3. Soohyung Kim

(a)	Amount Beneficially Owned
0
(b)	Percent of Class
0.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
0

    4. Nicholas J. Singer

(a)	Amount Beneficially Owned
0
(b)	Percent of Class
0.0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
0
(ii) shared power to vote or to direct the vote
0
(iii) sole power to dispose or to direct the disposition of
0
(iv) shared power to dispose or to direct the disposition of
0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP NO.	60039Q101

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	60039Q101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2010

STANDARD GENERAL L.P.

By: Standard General Holdings, L.P.,
                      its General Partner

By: Standard General S. Corp.,
                      its General Partner

       By: /s/ Soohyung Kim
                       Name:  Soohyung Kim
       Title:     Director

STANDARD GENERAL MASTER FUND L.P.

By: Standard General GP LLC,
                                                                                      its General Partner

By: Standard General Management LLC,
                                                                                      its Managing Member

                        By: /s/ Soohyung Kim
                        Name:  Soohyung Kim
        Title:    Managing Member

SOOHYUNG KIM

/s/ Soohyung Kim

NICHOLAS J. SINGER

/s/ Nicholas J. Singer

CUSIP NO.	60039Q101

EXHIBIT INDEX

Exhibit 99.1:  Joint Filing Agreement, dated February 17, 2009, by and between Standard General L.P., Standard General Master Fund L.P., Soohyung Kim and Nicholas J. Singer (incorporated by reference to the Schedule 13G filed by the Reporting Persons with respect to securities of Rio Vista Energy Partners L.P. on February 17, 2009).